FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated November 3, 2000 announcing STMicroelectronics' plans to offer Senior Zero Coupon Convertible Bonds.



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          STMicroelectronics N.V. Announces Plans to Offer Senior Zero
                            Coupon Convertible Bonds

Geneva, November 3, 2000 - STMicroelectronics N.V. (NYSE:STM) today announced that it is raising up to approximately US$1.4 billion Senior Zero Coupon Convertible Bonds due 2010 (the "Bonds") in the international capital markets.

Summary Terms of the Bonds

The Bonds will constitute direct, unsubordinated and unsecured obligations of ST, will carry a zero coupon and will be issued at a discount to nominal value to give a yield to maturity of 3.75% to 4.25% on a semi-annual basis.

STMicroelectronics has granted the underwriters an option to increase the issue size by up to 15% for a period of up to 30 days from settlement. Assuming full exercise of this option, proceeds from the offering will be approximately US$1.4 billion.

The holder of each Bond will be entitled to convert such Bond into ordinary shares of ST until 2010. The total amount of such shares will correspond to a maximum of 20 million underlying ordinary shares of ST. The conversion price will be fixed at a premium of approximately 45% above the prevailing market price of ordinary shares of ST when the issue is priced.

Unless previously converted or redeemed, the Bonds will mature on or about November 16, 2010. ST may redeem the Bonds at their issue price plus accrued interest at any time from on or about November 16, 2003 until on or about November 15, 2005, subject to ST's share price exceeding 130% of the accrued conversion price. After such date, ST may redeem the Bonds, in whole or in part, at their issue price plus accrued interest. Investors may require ST to redeem the Bonds on or about January 16, 2005 at the issue price plus accrued interest.

Application will be made to list the Bonds on the ParisBourse.

The issue has been given a rating by Moody's of A3 and by Standard & Poor's of A-.


Other Information

Unlike the offerings that were conducted in the past two years, there will not be a concurrent offering of ordinary shares by either ST or its principal shareholder.

The Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements.

                                     -more-
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About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

For further information please contact:

Investor Relations Europe:
Benoit de-Leusse
Investor Relations Manager Europe
Tel : +33.4.50.40.24.30
Fax : +33.4.50.40.25.80

Investor Relations USA:
Steve Harrison
Director of Investor Relations, U.S.
Tel : +1.602.485.2061
Fax : +1.602.485.2406

Press Relations :
Maria Grazia Prestini
Corporate Press Relations Manager
Tel.:  +33 4 50 40 2532
Fax:  +33 4 50 40 2540

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2000                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer